UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
EMISPHERE TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
291345106
(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 22, 2007
(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR CAPITAL PARTNERS MASTER ACCOUNT LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	7	SOLE VOTING POWER

NUMBER OF		4,876,811

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,876,811

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,876,811

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.2%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR ADVISORS LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,542,894

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,542,894

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,542,894

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL PARTNERS IIA LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,413,514

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,413,514

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,413,514

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.4%

14	TYPE OF REPORTING PERSON (See Instructions)

	PN

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR INSTITUTIONAL ADVISORS II LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,768,456

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,768,456

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,768,456

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.0%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MHR FUND MANAGEMENT LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		10,311,350

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,311,350

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,311,350

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.7%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.:	291345106	SCHEDULE 13D

1	NAME OF REPORTING PERSONS MARK H. RACHESKY, M.D. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		10,321,010

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,321,010

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,321,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	28.7%

14	TYPE OF REPORTING PERSON (See Instructions)

	IN; HC

Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
SIGNATURES

     This Statement on Schedule 13D amends and supplements the statement on Schedule 13D filed on October 6, 2005 (the “Initial 13D”), as amended by Amendment No. 1, filed on January 17, 2006 (“Amendment No. 1”), Amendment No. 2, filed on May 11, 2006 (“Amendment No. 2”) and Amendment No. 3, filed on August 20, 2007 (“Amendment No. 3”) and relates to shares of common stock, par value $0.01 per share (the “Shares”), of Emisphere Technologies, Inc. (the “Issuer”). This Amendment No. 4 is being filed by the Reporting Persons to report the closing of the transactions contemplated by that certain Subscription Agreement, dated August 16, 2007, by and between the Issuer and Institutional Partners II, the resulting increase in the number of Shares which the Reporting Persons may be deemed to beneficially own and other effects of such closing. Certain of the securities reported herein were previously reported on Schedule 13G, which was filed on April 8, 2005 (the “Schedule 13G”). Defined terms used in this Statement but not defined herein shall have the respective meanings given such terms in Amendment No. 3.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
Subscription Agreement
          On August 22, 2007, prior to the consummation of the transactions contemplated by the Subscription Agreement, the Units previously agreed to be purchased by Institutional Partners II were allocated between and at the closing were issued to Institutional Partners II and Institutional Partners IIA. In connection therewith, Institutional Partners IIA became party to the Subscription Agreement. The Subscription Agreement provided for the issuance of 129,390 Units (which Units include Offering Warrants to purchase 25,878 Shares) to Institutional Partners II and 325,972 Units (which Units include Offering Warrants to purchase 65,195 Shares) to Institutional Partners IIA. This paragraph is a summary description of certain terms of the Subscription Agreement and is qualified in its entirety by reference to the terms of the Subscription Agreement, which was filed as Exhibit 1 to Amendment No. 3 and is incorporated herein by reference.
          On August 22, 2007, Institutional Partners II and Institutional Partners IIA completed the purchase of 455,362 Units in the aggregate pursuant to the terms of the Subscription Agreement. Additionally, the Issuer announced on August 22, 2007 that it completed the sale of 1,544,638 Shares and Offering Warrants to purchase 308,927 Shares to certain other investors pursuant to an effective shelf registration statement and a registration statement filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended. The purchase of the Units by Institutional Partners II, Institutional Partners IIA and the other investors is collectively referred to in this Statement as the “Offering”.
Warrant Anti-Dilution Adjustment
          Each of the Warrants previously held by the Investor contain anti-dilution protection provisions that provide for an automatic, pre-agreed adjustment in the exercise price in the event of any issuance of securities by the Issuer with a purchase price, conversion price or exercise price less than the exercise price of the Warrants of $4.00 per Share. The Issuer notified the Investor on August 23, 2007 that the sale of the Units in the Offering resulted in such automatic adjustment to the exercise price of the Warrants to $3.76 (the deemed per share price of the Shares sold in the Offering) as required by the terms of the Warrants and without any further action of the parties.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended by deleting such item in its entirety and replacing it with the following:
     According to information provided to the Reporting Persons by the Issuer, the number of Shares outstanding was 30,334,008 as of August 22, 2007, after giving effect to the Shares issued in the Offering.

All percentages of beneficial ownership presented herein are calculated after giving effect to the issuance of the Shares pursuant to exercise or vesting of Warrants, restricted stock or stock options currently owned by the Reporting Persons, and assuming such Reporting Person’s Convertible Notes were converted into Shares as of such date.
     (a) (i) Master Account may be deemed the beneficial owner of 4,876,811 Shares (approximately 15.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of (A) 3,123,626 Shares held for the account of Master Account, (B) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (C) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 666,083 Shares (approximately 2.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 424,818 Shares held for the account of Capital Partners (100), (B) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (C) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes.
          (iii) Advisors may be deemed the beneficial owner of 5,542,894 Shares (approximately 17.1% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, and (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of Convertible Notes.
          (iv) Institutional Partners II may be deemed the beneficial owner of 1,354,942 Shares (approximately 4.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 317,369 Shares held for the account of Institutional Partners II, (B) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (C) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes.
          (v) Institutional Partners IIA may be deemed the beneficial owner of 3,413,514 Shares (approximately 10.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 799,549 Shares held for the account of Institutional Partners IIA, (B) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (C) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vi) Institutional Advisors II may be deemed the beneficial owner of 4,768,456 Shares (approximately 14.0% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 317,369 Shares held for the account of Institutional Partners II, (2) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to acquire Shares and (3) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes and (B) (1) 799,549 Shares held for the Account of Institutional Partners IIA, (2) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (vii) Fund Management may be deemed the beneficial owner of 10,311,350 Shares (approximately 28.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (C) (1) 317,369 Shares held for the account of Institutional Partners II, (2) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, and (D) (1) 799,549 Shares held for the account of Institutional Partners IIA, (2) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes.
          (viii) Dr. Rachesky may be deemed the beneficial owner of 10,321,010 Shares (approximately 28.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) (1) 3,123,626 Shares held for the account of Master Account, (2) 836,896 Shares that can be obtained by Master Account upon exercise of warrants to acquire Shares, and (3) 916,289 Shares that can be obtained by Master Account upon the conversion of the Convertible Notes, (B) (1) 424,818 Shares held for the account of Capital Partners (100), (2) 115,961 Shares that can be obtained by Capital Partners (100) upon exercise of warrants to acquire Shares, and (3) 125,304 Shares that can be obtained by Capital Partners (100) upon the conversion of the Convertible Notes, (C) (1) 317,369 Shares held for the account of Institutional Partners II, (2) 40,576 Shares that can be obtained by Institutional Partners II upon the exercise of warrants to purchase Shares and (3) 996,997 Shares that can be obtained by Institutional Partners II upon the conversion of the Convertible Notes, (D) (1) 799,549 Shares held for the account of Institutional Partners IIA, (2) 102,225 Shares that can be obtained by Institutional Partners IIA upon the exercise of warrants to acquire Shares and (3) 2,511,740 Shares that can be obtained by Institutional Partners IIA upon the conversion of the Convertible Notes, (E) 7,000 Shares that can be obtained upon the exercise of an option to purchase Shares at a price of $3.76 per share in connection with an award of stock options which vest on October 20, 2007, and (F) 2,660 Shares of restricted stock which vest on October 20, 2007.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 4,876,811 Shares which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 4,876,811 Shares which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 666,083 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 666,083 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 5,542,894 Shares which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 5,542,894 Shares which may be deemed to be beneficially owned by Advisors as described above.

          (iv) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,354,942 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,354,942 Shares which may be deemed to be beneficially owned by Institutional Partners II as described above.
          (v) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,413,514 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,413,514 Shares which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
          (vi) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 4,768,456 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 4,768,456 Shares which may be deemed to be beneficially owned by Institutional Advisors II as described above.
          (vii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 10,311,350 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 10,311,350 Shares which may be deemed to be beneficially owned by Fund Management as described above.
          (viii) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 10,321,010 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 10,321,010 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     Except as otherwise disclosed herein, there have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (iii) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
          (iv) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information in Item 4 above is incorporated herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 24, 2007	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

	By:	MHR Institutional Advisors II LLC,
its General Partner

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein

Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

/s/ Hal Goldstein, Attorney in Fact